

PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

RECEIVED

2007 SEP 18 A 10: 18

F..... OF INTERN...
CORPORATE FINANCE

SUPPL

11 September 2007

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA



07026736

Dear Sirs,

Dew **GKN plc**

- **Holding(s) in Company**

For your information I enclose a copy of the above announcement, released to the London Stock Exchange on 10 September..

Yours faithfully,

Sandie De Ritter

Enc

PROCESSED

SEP 24 2007

THOMSON
FINANCIAL

Dew
9|19

GKN plc is registered in England No4191106
Registered office: PO Box 55, Ipsley House, Ipsley Church Lane,
Redditch, Worcestershire B98 0TL, England

EXPECT>MORE

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

GKN plc

2. Reason for the notification: (please state **Yes/No**):

An acquisition or disposal of voting rights: **Yes**

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

An event changing the breakdown of voting rights:

Other (please specify)

3. Full name of person(s) subject to the notification obligation (iii):

The Bank of New York Mellon Corporation

4. Full name of shareholder(s) (if different from 3.) (iv):

BNY Investment Advisers

Franklin Portfolio Associates LLC

Mellon Capital Management Corporation

Mellon Equity Associates LLP

The Boston Company Asset Management LLC

5. Date of the transaction and date on which the threshold is crossed or reached (v):

22/08/2007

6. Date on which issuer notified:

10/09/2007

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation Previous to the Triggering Transaction		Resulting situation after the triggering transaction (vii)				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary GB0030646508	35,295,262	35,295,262	34,973,762	34,973,762		4.96%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
34,973,762	4.96%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

The Bank of New York Mellon Corporation is making the disclosure as the ultimate parent company of:

BNY Investment Advisers

Franklin Portfolio Associates LLC

Mellon Capital Management Corporation

Mellon Equity Associates LLP

The Boston Company Asset Management LLC

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

GKN plc received this notification from the Bank of New York Mellon Corporation on 10th
September 2007 and is disclosing this information in accordance with DTR 5.8.12.

14. Contact name: Judith Felton, Deputy Company Secretary, GKN plc

15. Contact telephone number: 01527 533342

